Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No.: 333-170754

Northeast Utilities P.O. Box 270
Hartford, CT 06141-0270

Charles W. Shivery
Chairman, President and Chief Executive Officer

IMPORTANT NOTICE

January 31, 2011

Dear fellow Northeast Utilities shareholder:

Earlier this month, we sent to you proxy materials, including the joint proxy statement/prospectus and a proxy card for the upcoming Special Meeting of NU shareholders so that you can vote on our proposed merger with NSTAR. We believe that the merger will provide significant benefits to Northeast Utilities shareholders, but it cannot occur without the approval of holders of at least two-thirds of the outstanding shares of Northeast Utilities. I am writing to urge you to vote FOR the merger proposal and FOR the other three related proposals. If you have not already voted, please use the enclosed card to cast your vote by paper mail or vote over the telephone or Internet.

PLEASE VOTE TODAY

The joint proxy statement/prospectus sent to you earlier this month contains a thorough description of the proposed merger, which you should read before voting. A concise eight-page discussion of the merger in question-and-answer format can be found on pages 1-8. Below, we have highlighted three of the most frequently asked questions by NU shareholders. If you have additional questions about the merger, please contact NU’s Investor Relations group at either (860) 728-4652 or (860) 728-4650. Thank you for your investment and your continued support.

Q:	Why have Northeast Utilities and NSTAR decided to merge?

A:	We believe that the merger will provide substantial strategic and financial benefits including:

•	higher earnings and dividend growth potential than either company can achieve on its own;

•	larger, more diverse and better positioned regulated utility business;

•	significant transmission investment opportunities combined with balance sheet strength provides for substantial growth potential; and

•	increased financial flexibility and liquidity.

Q:	What will happen to my future dividends?

A:    Subject to the conditions in the merger agreement, NU’s first quarterly dividend declared after the completion of the merger will be increased to an amount that is equivalent, after adjusting for the exchange ratio, to the last quarterly dividend per NSTAR common share paid by NSTAR prior to the closing. Based on NSTAR’s current annualized dividend rate, that would result in an annualized NU dividend of approximately $1.30 per common share. In 2010, NU’s annualized dividend was $1.025 per common share. As in the past, the payment of dividends by NU remains subject to applicable law and the discretion of the Board of Trustees.

Q:	Will I have to turn in my NU share certificates or exchange by NU shares?

A:	No. NU shareholders will not have to exchange any of their NU shares upon completion of the merger.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are avail able 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 p.m. Eastern Time the day prior to the special meeting date.

INTERNET
http://www.proxyvoting.com/nu Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.
OR
TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

▼ FOLD AND DETACH HERE ▼

		Please mark your votes as		☒
indicated in this example
THE BOARD OF TRUSTEES RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSALS 1, 2, 3 AND 4.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” PROPOSALS 1, 2, 3 AND 4.

	FOR	AGAINST	ABSTAIN

1.   Proposal to adopt the Agreement and Plan of Merger, dated as of October 16, 2010, as amended on November 1, 2010 and December 16, 2010, by and among Northeast Utilities, NU Holding Energy 1 LLC, NU Holding Energy 2 LLC and NSTAR, as it may further be amended from time to time, and approve the merger, including the issuance of Northeast Utilities common shares to NSTAR shareholders pursuant to the merger.

	☐	☐	☐

2.   Proposal to increase the number of Northeast Utilities common shares authorized for issuance by the board of trustees in accordance with Section 19 of the Northeast Utilities declaration of trust by 155,000,000 common shares, from 225,000,000 authorized common shares to 380,000,000 authorized common shares.

	☐	☐	☐
3. Proposal to fix the number of trustees of the Northeast Utilities board of trustees at fourteen.	☐	☐	☐
4. Proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposals.	☐	☐	☐
YES
	I Will Attend Meeting		☐

Mark Here for Address Change or Comments SEE REVERSE	☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature	Signature	Date

You can now access your Northeast Utilities account online.

Access your Northeast Utilities account online via Investor ServiceDirect® (ISD).

BNY Mellon Shareowner Services, the transfer agent for Northeast Utilities, now makes it easy and convenient to get current information on your shareholder account.

•View account status	•View payment history for dividends
•View certificate history	•Make address changes
•View book-entry information	•Obtain a duplicate 1099 tax form

Visit us on the web at www.bnymellon.com/shareowner/equityaccess

For Technical Assistance Call 1-877-978-7778 between 9am-7pm

Monday-Friday Eastern Time

Investor ServiceDirect®

Available 24 hours per day, 7 days per week

TOLL FREE NUMBER: 1-800-370-1163

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www. bnymellon.com/shareowner/equityaccess where step-by-step instructions will prompt you through enrollment.

Important notice regarding the Internet availability of the Joint Proxy Statement/Prospectus for the Special Meeting of Shareholders. The Joint Proxy Statement/Prospectus is available at: http://bnymellon.mobular.net/bnymellon/nu

▼ FOLD AND DETACH HERE ▼

PROXY

NORTHEAST UTILITIES

Special Meeting of Shareholders – March 4, 2011

THIS PROXY IS SOLICITED BY THE BOARD OF TRUSTEES OF THE COMPANY

The undersigned appoints Charles W. Shivery, Elizabeth T. Kennan and Samuel K. Lee, and each of them, proxies of the undersigned, with power to act without the other and full power of substitution, to act for and to vote all common shares of Northeast Utilities that the undersigned would be entitled to cast if present in person at the Special Meeting of Shareholders of Northeast Utilities to be held on March 4, 2011 and at any postponement or adjournment thereof, upon the matters indicated below. The undersigned hereby acknowledges receipt of the Notice of the Special Meeting of the Shareholders and of the accompanying Joint Proxy Statement/Prospectus and revokes any proxy heretofore given with respect to such meeting.

When properly executed and returned, this proxy will be voted as specified for the undersigned shareholder. If no specification is made, this proxy will be voted “FOR” the proposal to adopt the merger agreement and approve the merger, including the issuance of Northeast Utilities common shares to NSTAR shareholders pursuant to the merger, “FOR” the proposal to increase the number of common shares authorized for issuance, “FOR” the proposal to fix the number of trustees of the Northeast Utilities board of trustees at fourteen and “FOR” the proposal to adjourn the Northeast Utilities Special Meeting, if necessary or appropriate, to solicit additional proxies. Further, when properly executed and returned, this proxy will be voted in accordance with the proxy holders’ discretion on any other matters that may properly come before the Special Meeting.

Address Change/Comments	BNY MELLON SHAREOWNER SERVICES P.O. BOX 3550 SOUTH HACKENSACK, NJ 07606-9250
(Mark the corresponding box on the reverse side)

(Continued and to be marked, dated and signed, on the other side)

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 1:00 p.m. Eastern Time on March 1, 2011.

INTERNET
http://www.proxyvoting.com/nu Use the Internet to vote your common shares. Have your Vote Authorization Form in hand when you access the web site.
OR
TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your common shares. Have your Vote Authorization Form in hand when you call.

If you vote your common shares by Internet or by telephone, you do NOT need to mail back your Vote Authorization Form.

Please complete and sign this Vote Authorization Form and return it in the enclosed postage-paid envelope. The 401K Plan Trustee will vote the common shares of Northeast Utilities credited to your 401K Plan account as directed by you, if your instructions are received by the deadline, 1:00 p.m. Eastern Time on March 1, 2011. Your vote will not be revealed, directly or indirectly, to any Trustee, officer or employee of Northeast Utilities.

Your Internet or telephone vote authorizes the 401K Plan Trustee to vote your shares in the same manner as if you marked, signed and returned your Vote Authorization Form.

▼ FOLD AND DETACH HERE ▼

		Please mark your votes as		☒
indicated in this example

THE BOARD OF TRUSTEES RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSALS 1, 2, 3 AND 4. YOUR COMMON SHARES WILL BE VOTED AS DIRECTED OR, IF YOU SIGN AND RETURN THE VOTE AUTHORIZATION FORM BUT NO DIRECTION IS INDICATED, YOUR COMMON SHARES WILL BE VOTED “FOR” ITEMS 1, 2, 3 AND 4. IF NO VOTE AUTHORIZATION FORM IS RETURNED TO THE 401K PLAN TRUSTEE, THE 401K PLAN TRUSTEE WILL VOTE YOUR COMMON SHARES HELD IN THE 401K PLAN IN THE SAME PROPORTION AS VOTES RECEIVED FROM OTHER PARTICIPANTS IN THE 401K PLAN.
	FOR	AGAINST	ABSTAIN

1.   Proposal to adopt the Agreement and Plan of Merger, dated as of October 16, 2010, as amended on November 1, 2010 and December 16, 2010, by and among Northeast Utilities, NU Holding Energy 1 LLC, NU Holding Energy 2 LLC and NSTAR, as it may further be amended from time to time, and approve the merger, including the issuance of Northeast Utilities common shares to NSTAR shareholders pursuant to the merger.

	☐	☐	☐

2.   Proposal to increase the number of Northeast Utilities common shares authorized for issuance by the board of trustees in accordance with Section 19 of the Northeast Utilities declaration of trust by 155,000,000 common shares, from 225,000,000 authorized common shares to 380,000,000 authorized common shares.

	☐	☐	☐
3. Proposal to fix the number of trustees of the Northeast Utilities board of trustees at fourteen.	☐	☐	☐
4. Proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposals.	☐	☐	☐
YES
	I Will Attend Meeting		☐

Mark Here for Comments SEE REVERSE	☐

NOTE: Please sign as name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature	Date

▼ FOLD AND DETACH HERE ▼

VOTE AUTHORIZATION FORM

NORTHEAST UTILITIES

Special Meeting of Shareholders – March 4, 2011

THIS VOTE AUTHORIZATION FORM IS SOLICITED BY THE BOARD OF TRUSTEES OF THE COMPANY

As a participant in the Northeast Utilities Service Company 401K Plan (the “401K Plan”), you are entitled to vote all common shares of Northeast Utilities credited to your account in the 401K Plan as of January 4, 2011 at the Special Meeting of Shareholders of Northeast Utilities to be held on March 4, 2011 and at any postponement or adjournment thereof (the “Special Meeting”), upon the matters indicated below. This Vote Authorization Form is being sent to you so that you may convey your voting instructions to Fidelity Management Trust Company (the “401K Plan Trustee”) on the proposals to be presented at the Special Meeting. The undersigned hereby acknowledges receipt of the Notice of the Special Meeting and of the accompanying Joint Proxy Statement/Prospectus and revokes any Vote Authorization Form previously given with respect to such meeting.

I understand that 401K Plan Trustee is the holder of records and custodian of all common shares of Northeast Utilities credited to my account under the 401K Plan. I understand that my voting instructions are solicited on behalf of the Board of Trustees of Northeast Utilities for the Special Meeting of Shareholders to be held on March 4, 2011.

Accordingly, the 401K Plan Trustee is to vote my common shares of Northeast Utilities as directed below.

Comments	BNY MELLON SHAREOWNER SERVICES P.O. BOX 3550 SOUTH HACKENSACK, NJ 07606-9250
(Mark the corresponding box on the reverse side)

(Continued and to be marked, dated and signed, on the other side)